SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, D.C.

                         Form U-12(I)-B (Three-Year Statement)
                             Three-Year period ending 1998

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b).

1. Name and Business address of person filing statement.

   John R. Stevens
   One Liberty Square, P. O. Box 2333
   Boston, MA  02107

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by
   paragraph (b) of Rule U-71.       None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

   Blackstone Valley Electric Company     Eastern Utilities Associates
   Eastern Edison Company                 Montaup Electric Company
   EUA Service Corporation                EUA Ocean State Corporation
   EUA Cogenex Corporation                EUA Energy Investment Corporation
   EUA Cogenex-Canada, Inc.               Newport Electric Corporation
   EUA TransCapacity, Inc.                Northeast Energy Management, Inc.
   Eastern Unicord Corporation            EUA Bioten, Inc.
   EUA Energy Services, Inc.              EUA Highland Corporation
   EUA Citizens Conservation Services Corporation

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

   Vice Chairman and Director of Blackstone Valley Electric Company, Eastern
       Edison Company, EUA Cogenex Corporation, Newport Electric Corporation, and Northeast Energy Management, Inc.
   President and Director of Eastern Unicord, EUA Energy Investment
       Corporation, EUA Ocean State Corporation, Montaup Electric Company, and EUA Service Corporation, EUA TransCapacity, Inc., and EUA Bioten, Inc.
   Trustee, President and Chief Operating Officer of Eastern Utilities
       Associates
   Vice Chairman of EUA Cogenex-Canada, Inc.
   President of EUA Energy Services, Inc.
   Director of EUA Citizens Conservation Services Corporation and EUA Highland Corporation.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.
   (Use column (a) as supplementary statement only).

______________________________________________________________________________
                    !  Salary or other compensations  !  Person or company from
                    !_________________________________!  whom received or to be
 Name of recipient  !     Received    ! to be received!         received
                    !       (a)       !      (b)      !
   _________________!_   _____________!_______________!__   ___________________
John R. Stevens     ! $400,149.96     ! $848,958.16   !EUA Service Corporation
____________________!_________________!_______________!________________________

     (b)  Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

   (a)  Total amount of routine expenses charged to client:  $    None
   (b)  Itemized list of all other expenses:


Date      January 24,  1997           (Signed) /s/John R. Stevens
U12JRS